UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                              ENHANCE BIOTECH, INC.
                 (formerly known as Becor Communications, Inc.)
                 (Name of small business issuer in its charter)

         Delaware                        0-31653                 95-4766094
(State or jurisdiction of       (Commission File Number)       (IRS Employer
incorporation or organization)                               Identification No.)


                              ENHANCE BIOTECH, INC.
                          17337 Ventura Blvd., Ste. 224
                                Encino, CA 91316
                                 (818) 784-0040

         The purpose of this Information Statement is to inform the holders of, as of the close of business on of March 21, 2003, of shares of common stock, par value $0.001 per share, of Enhance Biotech, Inc., a Delaware corporation (formerly known as Becor Communications, Inc.) (the "Company") that on February 6, 2003, the Company has entered into an Acquisition Agreement (the "Acquisition Agreement") with Enhance Lifesciences, Inc., a Delaware corporation, ("ELSI") that contemplates the replacement of all the current members of the Company's Board of Directors, as well as its officers.

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. While you are neither required nor requested to take any action in response to this Information Statement, you are urged to carefully read its contents.

         By virtue of the issuance of 14,516,000 shares of the Company's common stock to the stockholders of ELSI and the change in the composition of the Company's Board of Directors, there will be a change in control of the Company at the Closing.

         This   Information   Statement  is  being   mailed  to  the   Company's
stockholders of record as of the Record Date and is being filed with the Commission on April 2, 2003.

         NO STOCKHOLDER ACTION HAS BEEN REQUESTED. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT BEING REQUESTED TO SEND THE COMPANY A PROXY.


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


                                CHANGE IN CONTROL

         On February 6, 2003, the Company and ELSI entered into the Acquisition Agreement pursuant to which the Company will purchase all the issued and outstanding common stock of ELSI in exchange for shares of stock in the Company. The purchase shall be based upon an exchange ratio of one (1) share of ELSI for every 0.7258 shares of the Company's common stock. Thus, a total of 14,516,000 shares of the Company's common stock will be issued to the ELSI shareholders. The Acquisition was approved by the Company pursuant to the written consent of a majority of the shareholders of the Company on February 21, 2003. Upon the closing of the Acquisition Agreement (the "Closing"), the Company's existing Board of Directors, consisting of Buddy Young, L. Stephen Albright and Dennis Spiegelman, have agreed to resign as directors and to cause Christopher Every, Lee Cole, and Roger Holdom ("Director Designees") to succeed them in such capacity. In addition, Mr. Young and Mr. Albright have agreed to resign as executive officers of the Company.

         It is presently anticipated that on, or promptly after the tenth (10th) day following the mailing and filing of this Information Statement, that the current directors of the Company shall resign and be replaced by the Director Designees.


                               SECURITY OWNERSHIP

         As of the close of business on February 28, 2003 (the "Record Date"), the Company's authorized capitalization consisted of 25,000,000 shares of common stock, par value $.001 per share. As of the record date, there were One Million Six Hundred Twelve Thousand Nine Hundred (1,612,900) shares of common stock of the Company issued and outstanding, all of which were fully paid, non-assessable and entitled to vote. Each share of common stock entitles its holder to one vote on each mater submitted to the Shareholder.

         The beneficial ownership of the Company's Common Stock by certain beneficial owners and by each of the Company's directors, named executive officers, and the executive officers and directors as a group is set forth below. The Company's current officers and directors are entitled to vote 1,270,000 shares of the issued and outstanding common stock, or 78.74% of the shares entitled to vote.

          The following table sets forth information as of February 28, 2003, regarding beneficial ownership of the Common Stock of the Company by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and other executive officers of the Company and (iv) the Company's executive officers and directors as a group. Unless otherwise indicated, the address of each stockholder listed in the table is 17337 Ventura Boulevard, Suite 224, Encino, California 91316.


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PRE-CLOSING OF THE ACQUISITION
                                                                     PERCENTAGE
NAME AND ADDRESS                       NUMBER OF SHARES              OWNERSHIP
--------------------------------------------------------------------------------

Buddy and Rebecca Young(1)(2)(6)           1,250,000                   77.55%
Howard Young (3)(6)                           10,000                     *%
Dennis Spiegelman (4)(6)                       5,000                     *%
L. Stephen Albright (5)(6)                     5,000                     *%
All officers and directors
as a group (3 persons)                     1,270,000                   78.74%
* Less than 1%

----------
(1)  Held as co-trustees for the Young Family Trust.
(2)  Mr. Young is a Director and the Chief Executive Officer of the Company.
(3)  Howard Young is an officer and the son of Mr. Buddy Young
(4)  Director
(5)  Director and Secretary
(6)  Address for each is 17337 Ventura Blvd., Ste. 224 Encino, California 91316

POST-CLOSING OF THE ACQUISITION
                                                                     PERCENTAGE
NAME AND ADDRESS                       NUMBER OF SHARES              OWNERSHIP
--------------------------------------------------------------------------------

Buddy and Rebecca Young(1)(2)(9)           1,250,000                   7.75%
Howard Young (3)(9) *                         10,000                    *
Dennis Spiegelman (4)(9) *                     5,000                    *
L. Stephen Albright (5) *                      5,000                    *
Christopher Every (6) * (10) ***             362,900                   2.25%
Lee Cole (7) (10) ***                           None                    *
Roger Holdom (8)(10) ***                        None                    *
All officers and directors
as a group (3 persons)                       362,900                   2.25%
*    Less than 1%
*** Will assume officer and director positions upon the close of the Acquisition Agreement.

----------
(1)  Held as co-trustees for the Young Family Trust.
(2) Mr. Young is a Director and the Chief Executive Officer of the Company. Mr. Young will resign as an officer and director upon the close of the Acquisition Agreement.
(3)  Howard Young is an officer and son of Buddy Young.
(4) Director. Mr. Spiegelman will resign as a director upon the close of the Acquisition Agreement.
(5) Director and Secretary. Mr. Albright will resign as an officer and director upon the close of the Acquisition Agreement.
(6)  Director and Chief Executive Officer
(7)  Director
(8)  Director and Director of Sales and Marketing
(9)  Address for each is 17337 Ventura Blvd., Ste. 224 Encino, California 91316.
(10) Address for each is Enhance Lifesciences, Inc., One Rockefeller Plaza, New York, New York 10020.


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


                                   MANAGEMENT

         The directors, Director Designees and executive officers of the Company are as follows:

NAME                          AGE                       POSITION
----                          ---                       --------
Buddy Young                   67           President, Chief Executive Officer,
                                           Chief Financial Officer, and Director
L. Stephen Albright           51           Secretary and Director
Dennis Spiegelman             56           Director
Christopher Every             50           Director Designee
Lee Cole                      41           Director Designee
Roger Holdom                  37           Director Designee

         The principal occupation for the past five years and current public directorships of each of the directors, Director Designees and executive officers of the Company are as follows:

DIRECTORS

         BUDDY YOUNG has served as president, chief executive officer, chief financial officer and chairman of the board of directors of the Company since he founded it in June 1999, and served in the same positions with Sporting Magic Inc. from 1997 until March 2000. Since August 1996, Mr. Young has also been engaged in a privately owned merger and acquisition business which does business under the name of Advantage Mergers and Acquisitions. From March 1998 until July 1999, Mr. Young served as president, executive officer and a director of MGPX Ventures, Inc., a company whose stock traded on the OTC Bulletin Board system. Mr. Young assisted MGPX Ventures in registering with the SEC as a reporting company, adopting a new business plan and recruiting new management. From 1992 until July 1996, Mr. Young served as president and chief executive officer of Bexy Communications, Inc., a publicly held company whose stock traded on the OTC Bulletin Board system. Bexy's core business was the production, financing and distribution of television programming. During Mr. Young's tenure at Bexy, Bexy produced and distributed a number of television programs, including a two-hour special, "Heartstoppers . . . Horror at the Movies," hosted by George Hamilton, and a 26 episode half- hour television series entitled "Feelin' Great," hosted by Dynasty's John James. From June 1983 until December 1991, Mr. Young was president, chief executive officer and a director of Color Systems Technology, Inc., a publicly held company whose stock traded on The American Stock Exchange. Color Systems' major line of business is the use of its patented computer process for the conversion of black and white motion pictures to color. Prior to joining Color Systems, Mr. Young served from 1965 to 1975 as Director of West Coast Advertising and Publicity for United Artists Corporation, from 1975 to 1976 as Director of Worldwide Advertising and Publicity for Columbia Pictures Corp., from 1976 to 1979 as Vice President of Worldwide Advertising and Publicity for MCA/Universal Pictures, Inc., and from 1981 to 1982 as a principal in the motion picture consulting firm of Powell & Young, which represented some of the industry's leading film makers. For over twenty-five years, Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences and has served on a number of industry-wide committees. Mr. Young has been involved in the workforce training video business for the past three years.


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


         L. STEPHEN ALBRIGHT has served as a director and as secretary of the Company since March 2000 and April 2000, respectively, and served in the same positions with Sporting Magic Inc. from September 1998 until March 2000. Since July 2000, Mr. Albright has also served as a consultant and counsel to Advantage Mergers and Acquisitions, a merger and acquisition business owned by Buddy Young. Prior to becoming associated with Advantage Mergers and Acquisitions in July 2000, Mr. Albright was employed as an associate attorney with Wasserman, Comden & Casselman, L.L.P. a law firm located in Tarzana (Los Angeles) California from June, 1994 through June, 2000. Mr. Albright started his own law practice in June, 2000. Mr. Albright received his undergraduate degree in business administration and marketing from West Virginia University in 1975. Following careers in industrial sales and new home construction, Mr. Albright entered Whittier College School of Law in 1980. Mr. Albright was admitted to practice law in the State of California in 1983. Mr. Albright spent approximately half of his legal career in private practice, where he has been primarily engaged in transactional work, business litigation, and providing general legal business advice to clients. Mr. Albright also spent seven years as in- house counsel, vice president, general counsel and secretary to Color Systems Technology, Inc., a publicly-held company whose stock traded on The American Stock Exchange. While with Color Systems, Mr. Albright was responsible for all aspects of the company's annual shareholder's meetings; preparation and filing of the company's proxy materials, annual reports on Form 10-K, and quarterly reports on Form 10-Q; and drafting and negotiating lease agreements, distribution and licensing agreements and debt and equity funding arrangements.

         DENNIS SPIEGELMAN has served as a director of Becor Communications since March 2000 and of Sporting Magic Inc. beginning in September 1998. Mr. Spiegelman is an experienced sales and marketing executive with a successful track record in many aspects of the entertainment industry. He is currently vice president, sales and marketing for Cast & Crew Entertainment Services, Inc., a position he accepted in April 1998. From 1995 to April 1998, Mr. Spiegelman was the senior vice president of sales and marketing for Axium Entertainment, Inc. Both Cast & Crew and Axium specialize in providing payroll and payroll related services to the motion picture and television entertainment industries. Before joining Axium, he held similar positions with AP Services, Inc. and IDC Entertainment Services. During his career of more than 25 years, Mr. Spiegelman has held various other senior positions, including director of operations at Heritage Entertainment, and president and director of All American Group, Inc. While at these companies, Mr. Spiegelman was mainly responsible for the sale of feature films to foreign theatrical, video, and television markets. In addition, Mr. Spiegelman has served as executive producer of the theatrical motion picture entitled Nobody's Perfect and is a past president of Financial, Administrative, and Management Executives in Entertainment, a 50-year-old networking organization for entertainment industry executives.

DIRECTOR DESIGNEES

Information regarding these nominees follows:

         CHRISTOPHER EVERY Mr. Every is 50 years old. He career in sales and marketing, predominantly in the industrial and pharmaceutical areas, lead to his holding senior board positions. His sales and marketing career includes various positions with Wiggins Teape, National Starch Corporation of America (a Unilever subsidiary group), and General Electric Company. As a result of this experience Mr. Every developed a wide-ranging knowledge of large


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


corporate organizations in the range of major "blue chip" industries and the broadest possible array of businesses. Since 1985 Mr. Every has worked for Electrolux, Entre Computers, Promo Ticket Promotions Ltd and Ashridge Management College. Mr. Every is also a former senior Managing Director with Williams Holdings PLC. He has also provided consultant services to major companies and government bodies in the UK and Europe, predominately in regard to strategic management. The clients which Mr. Every has developed over the last ten years include, Alpha Airport Services, Eften Europa, NATO (Luxembourg), CIPAL Belgium, Antwerp Regional Government tax offices, and Associated Tyre Services, Gieves & Hawkes, East Midlands Electricity, Altro Floors, Gardner Merchant, Richard Ellis & Quentin, Micro Warehouses Ltd, Powergen plc and TXU Energi.

         LEE COLE Mr. Cole is 41 years old and has extensive experience in rapid growth companies and executing acquisition strategies. Since January 1995, Mr. Cole has been a principal of Tech Capital Group, a technology consulting firm that has private and public information and healthcare technology companies as clients. Additionally, in 1997, Mr. Cole was the co-founder of a public biotechnology company, Bioenvision, Inc.

         ROGER  HOLDOM  Mr.  Holdom  is 37  years  of age and has  over 18 years experience in marketing at senior management level in the Pharmaceutical, Broadcasting and Technology sectors. From 1997 to 1999 Mr. Holdom was the Head of Network Development Europe at Discovery Communications where he was responsible for the negotiation, management and administration of the European and African distribution contracts for Discovery's global satellite and cable channel. Prior to 1997, Mr Holdom was a senior marketing director at the BBC.

                       DIRECTORS MEETINGS AND COMPENSATION

         The Company's fiscal year end is May 31. Mr. Buddy Young, Mr. Dennis Spiegelman and Mr. L Stephen Albright are the members of the Company's Board of Directors. Mr. Young and Mr. Albright are the members of the Board's Audit
Committee. Thus far in fiscal 2003, the Board has held two (2) meetings. The principal function of the Audit Committee is to recommend to the Board of Directors the engagement of the independent accountants of the Company and review with the independent accountants and the Company's internal audit department the scope and results of audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent accountants. Thus far in fiscal 2003, the Audit Committee has had informal meetings, including meetings to review and discuss the Company's financial statements for fiscal 2003 which were filed on the Company's Form 10-QSB's (unaudited) and in contemplation of the Company's Form 10-KSB that is to be filed following the end of fiscal 2003. The Audit Committee met with and discussed the financials with its independent auditors and has taken all reasonable steps necessary to comply with the related review and disclosure requirements. Each director attended all of the meetings of the Board and Committees on which he serves.

         The Company does not compensate its directors at the present time, although it may do so in the future.


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


                             EXECUTIVE COMPENSATION

         Since the inception of the Company, none of its officers or directors have received any compensation, cash or otherwise, for their services. Further, none of the Company's officers or directors has deferred any compensation and no compensation is due them by the Company.

         The Company has not adopted any bonus, profit sharing or other compensation plan, contract or arrangement in which any director, Director Designee, or executive officer of the Company will participate. Nor has the Company adopted any retirement plans.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with the Closing, Mr. Young and the Company will execute a Consulting Agreement pursuant to which Mr. Young will provide consulting services to the Company for a period of two (2) years following the Closing for a fee of Two Hundred Thousand Dollars ($200,000) to be paid over the two (2) year period with interest at the rate of two percent (2%) per annum. The consulting fee will be represented by a promissory note due and payable to Mr. Young. Following the Closing, the Company will be required to raise Two Million Dollars ($2,000,000) in capital within six (6) months. Should the Company fail, for any reason, to raise the Two Million Dollars ($2,000,000), Mr. Young, will have the option, at his discretion, to convert his consulting fee promissory note to equity and assume control of the Company.

                           COMPLIANCE WITH SECTION 16

         Based on the Company's review of filings received by it through February 15, 2003, the Company believes that certain officers and directors may not have filed certain forms required by Section 16 of the Securities Exchange Act of 1934, as follows: During 2002, L. Stephen Albright, Buddy Young and Dennis Spiegelman who were directors and/or officers of the Company did not file Form 5's within 45 days of the end of the Company's fiscal year ended May 31, 2002. However, the Company is aware that these directors obtained their shares of stock as part of the incorporation of the Company in April, 2000, and that none of them has either bought or sold any of the Company's common stock since receiving their shares. These same individuals did, however, file their Form 5 Annual Reports on March 3, 2003.


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